Exhibit 99.56

kpmg LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

BSR Real Estate Investment Trust

We, KPMG LLP, consent to the use of our following reports:

•	Independent Auditor’s Report dated March 5, 2025, on the consolidated financial statements of BSR Real Estate Investment Trust, which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the consolidated statements of net loss and comprehensive loss, changes in unitholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and notes to the consolidated financial statements, including a summary of material accounting policy information; and

•	Independent Auditor’s Report dated March 11, 2026, on the consolidated financial statements of BSR Real Estate Investment Trust, which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the consolidated statements of net loss and comprehensive loss, changes in unitholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2025, and notes to the consolidated financial statements, including a summary of material accounting policy information, each of which are included in this Registration Statement on Form 40-F of BSR Real Estate Investment Trust dated September 30, 2026.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

September 30, 2026

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.